

Mail Stop 3561

April 25, 2016

Kelcy L. Warren
On Behalf of General Partner of
Energy Transfer Corp LP
8111 Westchester Drive
Dallas, Texas 75225

> **Re:** **Energy Transfer Corp. LP**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed April 18, 2016**
> **File No. 333-208187**

Dear Mr. Welch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2016 letter.

Summary

Recent Developments, page 19

1. We note your statement on page 22 that the "WMB Board continues to rely on those fairness opinions." Please revise this statement to include the fact, if true, that the WMB Board believes it is appropriate to do so despite the fact that it no longer believes that the projections underlying the fairness opinions are valid.

2. We note your disclosure on page 23 that ETC and ETE disclaim any obligation to update the forecasted financial projections. Please revise this disclosure, as publicly available financial projections that no longer reflect management's view of future performance should either be updated or an explanation should be provided as to why the projections

are no longer valid. This comment also applies to the disclosure on page 25 and in the last paragraph on page 161.

3. We note your disclosure on page 25 that "ETE does not expect to make any cash distributions with respect to its common units prior to the distribution payable with respect to the quarter ending March 31, 2018." In appropriate places, including the Summary and Risk Factors sections, please revise to explain the impact this will have on the distributions likely to be made to ETC stockholders, how this will impact ETC stockholders and holders of Convertible Units differently, and how this impacted the WMB board's recommendation to its stockholders.

4. Please revise to state that the merger vote and closing of the merger will occur before the suits brought by WMB against ETE and Mr. Warren are resolved. In addition, please revise to describe the damages sought in the case against Mr. Warren, so that shareholders can better evaluate the potential impact of the suit on ETC and its shareholders.

5. Please discuss, and quantify to the extent practicable, the dilutive impact on ETC shareholders of the conversion of the Convertible Units and of the issuance of shares under the 2016 Long-Term Incentive Plan, as well as any associated material risks.

6. Please revise the disclosure regarding the 721 Opinion to give stockholders a better understanding of why Latham & Watkins LLP may not be in a position to render the 721 Opinion, as well as when and in what manner stockholders are likely to learn the outcome of this issue.

7. Please expand your disclosure here and elsewhere in your prospectus to clarify any employment positions with ETE or its affiliates, or material stockholdings of ETE or its affiliates, of the stockholders that participated in the private placement of convertible units, including whether they have control over ETE's distributions. In this regard, we note your disclosure in the second paragraph of this section that Kelcy Warren participated in the Plan. Also quantify on a per unit and aggregate basis the minimum value of the ETE common units that holders of Series A units are guaranteed to receive upon conversion. Please clarify that ETC shareholders who did not participate in the private placement are not guaranteed to receive such value, or any value, in the form of cash distributions over the next two years, and describe the circumstances in which that would be the case. In this regard, please address the fact that "ETE does not expect to make any cash distributions with respect to its common units prior to the distribution payable with respect to the quarter ending March 31, 2018." Finally, please revise to clarify in the Summary, as you do elsewhere in the prospectus, the manner in which the Series A will convert at the end of nine quarters.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products